NewsRelease TC Energy to host first quarter 2026 conference call on May 1 and hold annual meeting of common shareholders on May 7 CALGARY, Alberta, April 10, 2026 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will hold a teleconference and webcast on Friday, May 1, 2026 to discuss its first quarter financial results, and hold its 2026 annual meeting of common shareholders on Thursday, May 7, 2026. First quarter 2026 financial results François Poirier, TC Energy President and Chief Executive Officer, Sean O’Donnell, Executive Vice-President and Chief Financial Officer, and other members of the executive leadership team will discuss the financial results and Company developments on Friday, May 1 at 6:30 a.m. MT / 8:30 a.m. ET. Members of the investment community and other interested parties are invited to participate by calling 1-833- 752-3826 (Canada/U.S. toll free) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call. A live webcast of the teleconference will be available on TC Energy’s website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/14393. The webcast will be available for replay following the meeting. A replay of the teleconference will be available two hours after the conclusion of the call until midnight ET on Friday, May 8, 2026. Please call 1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 4884355. 2026 annual meeting TC Energy is also pleased to announce that it has filed its 2026 Management Information Circular, along with the related meeting and proxy materials, for its annual meeting of common shareholders (the Meeting) to be held on Thursday, May 7, 2026, at 10 a.m. MT / 12 p.m. ET. The Meeting will be held in a virtual-only format via live video webcast. The webcast, including the live question and answer session, will be recorded and archived for replay following the Meeting. The 2026 Management Information Circular, including information on the business of the Meeting, is available on our website at www.tcenergy.com and under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. For more information on participating in the live virtual meeting, please visit the annual meeting page on our website at 2026 Annual Meeting of Shareholders. About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets. Exhibit 99.1

Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Investor Relations investor_relations@tcenergy.com 403-920-7911 or 800-361-6522